UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date February,18,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

February 18, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES BOARD OF DIRECTORS RESOLUTION

The Board of Directors of Grupo Cibest S.A. (“Grupo Cibest”) unanimously authorized Juan Carlos Mora Uribe and Rodrigo Prieto Uribe, President and Vice President of Risk of Grupo Cibest, respectively, to partially settle their rights in the SVA Institutional Fund (“SVA Fund”) managed by Protección S.A. (“Protección”), whose investment is primarily in shares of Grupo Cibest.

Likewise, the Board of Directors renewed the authorization previously granted to Doctor Silvina Vatnick in 2024 and 2025 to settle her rights in the SVA Fund with respect to those contributions that meet the holding period during 2026. In line with the foregoing, the Board of Directors authorized Dr. Vatnick to issue an irrevocable instruction to Protección so that, with respect to all contributions that meet the holding period during 2026, on the date such period is fulfilled, Protección shall initiate the settlement and transfer process in favor of the Director.

In carrying out these transactions, the procedure established in the Good Governance Code of Grupo Cibest for the settlement of contributions to the SVA Fund by administrators has been complied with.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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